Exhibit (a)(4)

Offer to Purchase for Cash

Any and All Outstanding Shares of Class A Common Stock
of
ION MEDIA NETWORKS, INC.
at
$1.46 Net Per Share
by

CIG MEDIA LLC,

an affiliate of

CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES
FUND LTD.
CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, JUNE 1, 2007, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Purchaser’’) is making an offer to purchase any and all outstanding shares of Class A common stock, par value $0.001 per share (the ‘‘Shares’’), of ION Media Networks, a Delaware corporation (the ‘‘Company’’) at a price per Share of $1.46 net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2007 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, collectively constitute the ‘‘Offer’’). Purchaser is owned by Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd. Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser, and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares that are registered in your name or in the name of your nominee. Enclosed herewith are copies of the following documents:

1.        Offer to Purchase, dated May 4, 2007;

2.        Letter of Transmittal, including a Substitute Form W-9, for your use and for the information of your clients;

3.        Notice of Guaranteed Delivery, to be used to accept the Offer if the Shares and all other required documents cannot be delivered to The Bank of New York, the Depositary for the Offer (the ‘‘Depositary’’), by the expiration of the Offer;

4.        A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding; and

6.        Return envelope addressed to the Depositary.

We urge you to contact your clients as promptly as possible. Please note that the Offer expires at 12:00 Midnight, New York City time, at the end of Friday, June 1, 2007, unless the Offer is extended. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2007 (except during a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934 (‘‘Subsequent Offering Period’’)). During a Subsequent Offering Period, (i) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares that were tendered in the Offer prior to the Subsequent Offering Period and accepted for payment.

Purchaser will not be required to accept for payment any Shares pursuant to the Offer, if (i) any waiting period (and any extension) applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated or (ii) there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer.

As described in the Offer to Purchase, the Offer is made in connection with the Master Transaction Agreement, dated as of May 4, 2007, by and among Purchaser, NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and the Company. Following the Offer and the Call Closing (as defined in the Offer to Purchase), we intend to cause the Company to effect a reverse stock split of the outstanding Shares in a manner and in an amount that will result in our being the sole holder of the Shares, or in the event we are not the largest holder of Shares following the Offer, that will result in Shares ceasing to remain outstanding.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary by 12:00 Midnight, New York City time, at the end of June 1, 2007. Holders of Shares whose certificates for such Shares (the ‘‘Certificates’’) are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the expiration of the Offer must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when Certificates representing Shares or book-entry confirmations are actually received by the Depositary.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Innisfree M&A Incorporated (the ‘‘Information Agent’’), and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
CIG Media LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.